Exhibit 97.1

Apartment Investment and Management Company

Clawback Policy Acknowledgement

On July 28, 2014, the Board of Directors of Apartment Investment and Management Company (the “Company”) adopted the Apartment Investment and Management Company Clawback Policy as amended on January 26, 2015, and further amended on July 26, 2023 (the “Policy”). The Policy is attached hereto as Annex A.

By signing below, you hereby acknowledge and agree that:

•
You are subject to the Policy;
•
You have received and have had an opportunity to review the Policy;
•
The incentive-based compensation and other amounts subject to the Policy ("Compensation") may be subject to forfeiture and/or reimbursement as required by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the Securities and Exchange Commission or New York Stock Exchange, including any additional or new requirements that become effective after the date of this Acknowledgement;
•
In the event any Compensation subject to the Policy becomes forfeitable, you will promptly take any action necessary to effectuate such forfeiture and/or reimbursement;
•
The Company will be entitled to withhold from any amounts otherwise payable to you, including “wages” to the extent permitted by applicable law, as may be necessary in order to satisfy any obligations you may have as a result of the application of this Policy;
•
The Policy applies to the Compensation notwithstanding the terms of the compensation plan or agreement under which it is granted, the terms of any employment agreement to which you are a party, or otherwise; and
•
Any determinations of the Board of Directors (or a committee thereof) shall be conclusive and binding on you and need not be uniform with respect to each individual covered by the Policy.

In addition, you hereby acknowledge and agree that any Compensation may be subject to reimbursement and/or forfeiture pursuant to applicable law under circumstances that are different from those applicable under the Policy, and you consent to application of any such reimbursement or forfeiture to comply with such applicable law. You further acknowledge that the Policy may be amended at any time, including any amendment to comply with applicable law, and that you will be subject to the Policy, as amended.

The Policy and this Acknowledgement will be governed by and construed in accordance with the internal laws of the State of Colorado, without regard to principles of conflict of laws which could cause the application of the law of any other jurisdiction.

If the terms of the Policy and this Acknowledgement conflict, the terms of the Policy shall prevail.

By signing below, you agree to the application of the Policy to you and to the other terms of this Acknowledgement.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

Date:	July 26, 2023	By:	/s/ Jennifer Johnson
Jennifer Johnson Executive Vice President, Chief Administrative Officer & General Counsel

Date:	July 26, 2023	By:	/s/ Wes Powell
Wes Powell Director, President and Chief Executive Officer

Exhibit 97.1

Date:	July 26, 2023	By:	/s/ H. Lynn C. Stanfield
H. Lynn C. Stanfield Executive Vice President and Chief Financial Officer

Date:	July 26, 2023	By:	/s/ Kellie E. Dreyer
Kellie E. Dreyer Senior Vice President and Chief Accounting Officer (principal accounting officer)

Exhibit 97.1

Apartment Investment and Management Company

Clawback Policy

(as of July 26, 2023)

The Board of Directors (the “Board”) of Apartment Investment and Management Company (the “Company”) believes it is appropriate for the Company to adopt the following clawback policy (the ”Policy“) to be applied to Executives (as defined below) of the Company:

Definitions:

For purposes of this Policy, the following definitions shall apply:

a)
“Committee” means the Compensation and Human Resources Committee of the Board.
b)
“Effective Date” means July 26, 2023, the date such Policy was adopted by the Board.
c)
“Executives” means each current or former Company employee who was subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at any time during the Lookback Period.
d)
“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by the Executive during the fiscal period when the applicable financial reporting measure relating to such Incentive-Based Compensation was attained that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had such amount been determined based on the accounting restatement.
e)
“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including non-GAAP financial measures. For the avoidance of doubt, Incentive-Based Compensation does not include (i) annual base salary, (ii) compensation that is awarded based solely on continued service, including equity-based awards that are subject to time-based vesting, (iii) compensation that is awarded solely at the discretion of the Committee (however, the exercise of negative discretion with respect to an award that is otherwise based on attainment of a financial measure will not be considered discretionary for this purpose), or (iv) compensation that is awarded based on subjective standards, strategic measures (e.g., completion of a merger) or operational measures (e.g., attainment of a certain market share).
f)
“Lookback Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws as described in Rule 10D-1(b)(1); or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement.
g)
“Restatement” means (A) the restatement of one or more previously issued financial statements of the Company, for any period ending after the Effective Date, that corrects an error in previously issued financial statements that is material to the previously issued financial statements, or (B) the restatement of one or more previously issued financial statements of the Company that corrects an error not material to previously issued financial statements, but would result in a material misstatement if the error was left uncorrected in the current period, or the error correction was recognized in the current period. For the avoidance of doubt, a Restatement shall not include any restatement required due to (i) changes in accounting rules or standards or changes in applicable law; (ii) retrospective application of a change in accounting principle; (iii) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iv) retrospective reclassification due to a discontinued operation; (v) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; (vi) retrospective adjustment to provisional amounts in connection with a prior business combination; or (vii) retrospective revision for stock splits reverse stock splits, stock dividends or other changes in capital structure. The Committee shall take into consideration any applicable interpretations and clarifications of the Securities and Exchange Commission (“SEC”) and the New York Stock

Exhibit 97.1

Exchange (“NYSE”) in determining whether an accounting restatement qualifies as a Restatement for purposes of this Policy.

Forfeiture and Reimbursement:

In the event of a Restatement, the Company will require, to the fullest extent permitted by applicable law, that an Executive forfeit and/or reimburse the Company for the Executive’s Erroneously Awarded Compensation as determined in accordance with the following guidelines:

(i)
Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company shall determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure that was restated and recalculate the affected portion based on the financial reporting measure as restated, and recover the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement.
(ii)
Where Incentive-Based Compensation is based on stock price or total shareholder return measures, and the amount to be recovered cannot be determined solely by mathematical recalculation directly from the information in a Restatement, the amount that may be forfeited and/or reimbursed to the Company shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return on which the Incentive-Based Compensation was received, as determined by the Committee.
(iii)
Erroneously Awarded Compensation shall be calculated without respect to tax liabilities that may have been incurred or paid by the Executive.

To the extent that an Executive does not make reimbursement to the Company under this Policy within a reasonable time following demand by the Company, or any shares of Erroneously Awarded Compensation have been sold by the Executive, the Company shall have the right to reduce, cancel or withhold against outstanding, unvested, vested or future cash or equity-based compensation, or require a substitute form of reimbursement, in each case to the maximum extent permitted under applicable law.

The Company shall not be required to pursue recovery of Erroneously Awarded Compensation from one or more Executives if the Committee determines: (i) pursuing such recovery would be impracticable because the direct expense paid to a third party to assist in enforcing the policy would exceed the recoverable amounts and the issuer has (A) made a reasonable attempt to recover such amounts and (B) provided documentation of such attempts to recover to that company’s applicable listing exchange; (ii) pursuing such recovery would violate the listed company’s home country laws and the company provides an opinion of counsel to that effect to the exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of the Internal Revenue Code of 1986, as amended.

No Indemnification:

The Company shall not (i) indemnify any current or former Executive against loss of compensation under this Policy or (ii) provide for reimbursement to any current or former Executive for loss of compensation in accordance with this Policy. In no event shall the Company be required to award Executives an additional payment if the Restatement would have resulted in a higher incentive compensation payment.

Authority and Interpretations:

This Policy generally will be administered and interpreted by the Committee. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties. The determinations of the Committee under this Policy need not be uniform with respect to all Executives.

This Policy is intended to comply with, shall be interpreted to comply with, and shall be deemed automatically amended to comply with, Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from

Exhibit 97.1

time to time, and any related rules or regulations promulgated by the SEC or NYSE, including any additional or new requirements that become effective after the Effective Date. Any such amendment shall be effective at such time as is necessary to comply with Section 10D of the Exchange Act.

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy.

The rights of the Company under this Policy to seek forfeiture or reimbursement is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Amendment and Termination:

To the extent permitted by, and in a manner consistent with, applicable SEC and NYSE rules and regulations, the Committee reserves the power to terminate, suspend, revise or amend this Policy.

Successors:

This Policy shall be binding and enforceable against all Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.